STATEMENT OF INVESTMENTS

Dreyfus New York Municipal Cash Management

April 30, 2006 (Unaudited)

Short-Term Investments--101.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York--100.5%				
Albany Industrial Development Agency, Housing Revenue (South Mall Towers Albany, L.P. Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.85	5/7/06	6,700,000 a	6,700,000
Allegany County, GO Notes, BAN (LOC; JPMorgan Chase Bank)	4.25	9/27/06	2,800,000	2,811,135
Chautauqua County Industrial Development Agency, Civic Facility Revenue (Gerry Homes Project) (LOC; HSBC Bank USA)	3.90	5/7/06	13,400,000 a	13,400,000
Chemung County Industrial Development Agency, IDR (MMARS 2nd Program) (LOC; HSBC Bank USA)	3.90	5/7/06	1,140,000 a	1,140,000
Clinton County, GO Notes, BAN	3.72	7/20/06	2,400,000	2,400,450
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center) (LOC; Key Bank)	3.84	5/7/06	3,815,000 a	3,815,000
Erie County Industrial Development Agency, Civic Facility Revenue (D'Youville College Project) (LOC; HSBC Bank USA)	3.90	5/7/06	7,310,000 a	7,310,000
Erie County Industrial Development Agency, Civic Facility Revenue (Heritage Center Project) (LOC; Key Bank)	3.86	5/7/06	2,400,000 a	2,400,000
Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA)	3.90	5/7/06	1,350,000 a	1,350,000
Erie County Industrial Development Agency, Civic Facility Revenue (YMCA of Greater Buffalo Project) (LOC; HSBC Bank USA)	3.90	5/7/06	4,000,000 a	4,000,000
Erie County Industrial Development Agency, School Facility Revenue (City School District of the City of Buffalo Project) (Insured; FSA and Liquidity Facility; Goldman Sachs)	3.83	5/7/06	3,340,000 a,b	3,340,000
Erie County Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.86	5/7/06	3,245,000 a,b	3,245,000
Hampton Bays Union Free School District, GO Notes, TAN	3.67	6/22/06	6,500,000	6,501,394
Herkimer County Industrial Development Agency, IDR (F.E. Hale Manufacturing Co.) (LOC; HSBC Bank USA)	3.90	5/7/06	2,450,000 a	2,450,000
Metropolitan Transportation Authority, Dedicated Tax Fund (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3.79	5/7/06	17,400,000 a	17,400,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; AMBAC and Liquidity Facility; The Bank of New York)	3.83	5/7/06	5,665,000 a,b	5,665,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	3.47	6/15/06	13,000,000	13,000,000
Monroe County Industrial Development Agency, Industrial Revenue (Chaney Enterprise) (LOC; M&T Bank)	4.00	5/7/06	2,700,000 a	2,700,000
Monroe County Industrial Development Agency, Industrial Revenue (Genesee Metal Stampings) (LOC; HSBC Bank USA)	3.90	5/7/06	910,000 a	910,000
Monroe County Industrial Development Agency, LR (Robert Weslayan College Project) (LOC; M&T Bank)	3.86	5/7/06	2,900,000 a	2,900,000
Nassau County Industrial Development Agency, Civic Facility Revenue (Saint Mary's Children Project) (LOC; Commerce Bank)	3.85	5/7/06	2,015,000 a	2,015,000
Nassau County Industrial Development Agency, Revenue (Bryant Landing Project) (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.90	5/7/06	5,000,000 a,b	5,000,000
Nassau County Tobacco Settlement Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	3.87	5/7/06	10,000,000 a,b	10,000,000
New York City (Liquidity Facility; Merrill Lynch)	3.86	5/7/06	7,000,000 a,b	7,000,000
New York City (LOC; Bank of America)	3.77	5/1/06	3,000,000 a	3,000,000
New York City (LOC; Bank of America)	3.80	5/7/06	8,100,000 a	8,100,000
New York City, CP (Insured; MBIA and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.28	5/15/06	15,000,000	15,000,000
New York City, GO Notes	4.97	8/1/06	2,900,000	2,912,877
New York City, GO Notes	6.96	8/1/06	3,000,000	3,028,209
New York City Industrial Development Agency, Civic Facility Revenue (Birch Wathen Lenox School Project) (LOC; Allied Irish Bank)	3.80	5/7/06	5,250,000 a	5,250,000
New York City Industrial Development Agency, Civic Facility Revenue (Brooklyn United Methodist Project) (LOC; The Bank of New York)	3.78	5/7/06	3,720,000 a	3,720,000
New York City Industrial Development Agency, Civic Facility Revenue (French Institute Alliance) (LOC; M&T Bank)	3.85	5/7/06	2,550,000 a	2,550,000
New York City Industrial Development Agency, Civic Facility Revenue (Jewish Community Center) (LOC; M&T Bank)	3.86	5/7/06	5,000,000 a	5,000,000
New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank)	3.85	5/7/06	2,450,000 a	2,450,000
New York City Industrial Development Agency, IDR, Refunding (Plaza Packaging Project) (LOC; The Bank of New York)	3.92	5/7/06	1,370,000 a	1,370,000
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center, LLC Project) (LOC; Citibank N.A. and Liquidity Facility; Citibank N.A.)	3.84	5/7/06	2,200,000 a,b	2,200,000

New York City Industrial Development Agency, Liberty Revenue (FC Hanson Office Associates LLC Project) (LOC; Lloyds TSB Bank PLC)	3.78	5/7/06	4,500,000 a	4,500,000
New York City Industrial Development Agency, Special Facilities Revenue (Liquidity Facility; Merrill Lynch)	3.86	5/7/06	8,200,000 a,b	8,200,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; Dexia Credit Locale)	3.80	5/7/06	10,000,000 a	10,000,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Putters Program) (Liquidity Facility; JPMorgan Chase Bank)	3.84	5/7/06	7,860,000 a,b	7,860,000
New York Counties Tobacco Trust I, Revenue (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.86	5/7/06	2,680,000 a,b	2,680,000
New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue) (Liquidity Facility; Citibank N.A.)	3.83	5/7/06	9,300,000 a,b	9,300,000
New York State, GO, Refunding	6.46	7/15/06	1,000,000	1,006,977
New York State Dormitory Authority, CP (Mount Sinai Medical School) (LOC; JPMorgan Chase Bank)	3.32	5/15/06	3,200,000	3,200,000
New York State Dormitory Authority, Revenue (Oxford University Press Inc.) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.80	5/1/06	3,000,000 a	3,000,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	3.80	5/7/06	10,900,000 a	10,900,000
New York State Dormitory Authority, Revenue (Pratt Institute) (Insured; Radian Bank and Liquidity Facility; Citibank N.A.)	3.84	5/7/06	6,500,000 a	6,500,000
New York State Dormitory Authority, Revenue (New York State Rehabilitation Association Pooled Loan Program Number 2) (Insured; CIFG)	3.97	7/1/06	1,120,000	1,121,381
New York State Housing Finance Agency, LR (Liquidity Facility; Merrill Lynch)	3.86	5/1/06	4,990,000 a,b	4,990,000
New York State Housing Finance Agency, Revenue (33 West End Avenue Apartments) (LOC; HSBC Bank USA)	3.92	5/7/06	9,000,000 a	9,000,000
New York State Housing Finance Agency, Revenue (240 East 39th Street Housing) (LOC; FNMA)	3.82	5/7/06	8,100,000 a	8,100,000
New York State Housing Finance Agency, Revenue (250 West 93rd Street) (LOC; Bank of America)	3.85	5/7/06	5,000,000 a	5,000,000
New York State Housing Finance Agency, Revenue (360 West 43rd Street) (LOC; FNMA)	3.80	5/7/06	5,050,000 a	5,050,000
New York State Housing Finance Agency, Revenue (400 3rd Avenue Apartments) (LOC; Key Bank)	3.92	5/7/06	4,500,000 a	4,500,000
Oneida County Industrial Development Agency, Civic Facility Revenue (Mohawk Valley Community College Dormitory Corporation Project) (LOC; Citibank N.A.)	3.79	5/7/06	8,470,000 a	8,470,000
Ontario County Industrial Development Agency, IDR (Dixit Enterprises) (LOC; HSBC Bank USA)	3.90	5/7/06	3,000,000 a	3,000,000
Port Authority of New York and New Jersey, Transit Revenue (Insured; CIFG and Liquidity Facility; Merrill Lynch)	3.85	5/7/06	5,895,000 a,b	5,895,000
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.20	7/12/06	15,000,000	15,000,000
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.23	7/13/06	4,000,000	4,000,000
Port Authority of New York and New Jersey, Transportation Revenue, CP (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.24	7/13/06	3,160,000	3,160,000
Poughkeepsie Industrial Development Agency, Senior Living Facility Revenue (Manor at Woodside Project) (LOC; The Bank of New York)	3.82	5/7/06	4,800,000 a	4,800,000
Rensselaer Industrial Development Agency, IDR (Capital View Office Park Project) (LOC; M&T Bank)	3.78	1/2/07	5,015,000	5,015,000
Roaring Fork Municipal Products LLC, Revenue (Liquidity Facility; The Bank of New York)	3.87	5/7/06	10,385,000 a,b	10,385,000
Sachem Central School District at Holbrook, GO Notes, TAN	3.69	6/22/06	12,000,000	12,016,475
Suffolk County Industrial Development Agency, IDR (Belmont Villas LLC Facility) (Insured; FNMA and Liquidity Facility; FNMA)	3.85	5/7/06	6,000,000 a	6,000,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank)	3.86	5/7/06	5,870,000 a	5,870,000
Tompkins County Industrial Development Agency, Civic Facility Revenue (Tompkins Cortland Community College Foundation, Inc.) (LOC; Citizens Bank of Massachusetts)	3.79	5/7/06	3,525,000 a	3,525,000
Tompkins County Industrial Development Agency, College and University Revenue (Cortland College) (LOC; HSBC Bank USA)	3.79	5/7/06	4,350,000 a	4,350,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.87	5/7/06	19,885,000 a,b	19,885,000
TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch)	3.90	5/7/06	5,000,000 a,b	5,000,000
Ulster County Industrial Development Agency, IDR (Selux Corporation Project) (LOC; M&T Bank)	3.95	5/7/06	1,910,000 a	1,910,000
Warren and Washington Counties Industrial Development Agency, Civic Facility Revenue (Glen at Hiland Meadows Project) (LOC; PNC Bank)	3.81	5/7/06	4,365,000 a	4,365,000
Westchester County Industrial Development Agency, Civic Facility Revenue (The Masters School) (LOC; Allied Irish Bank)	3.80	5/7/06	3,440,000 a	3,440,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Young Men's Christian Association) (LOC; Allied Irish Bank)	3.79	5/7/06	3,000,000 a	3,000,000
Westchester County Industrial Development Agency, Commercial Facility Revenue (Panorama Flight Service Inc. Project) (LOC; The Bank of New York)	3.82	5/7/06	4,875,000 a	4,875,000
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds (Liquidity Facility; Merrill Lynch and LOC; Merrill Lynch)	3.86	5/7/06	4,300,000 a,b	4,300,000
Yonkers Industrial Development Agency, MFHR (Main Street Lofts Yonkers LLC Project) (LOC; M&T Bank)	3.90	5/7/06	15,000,000 a	15,000,000
Yonkers Industrial Development Agency, Revenue (Merlots Program) (Insured; GNMA and Liquidity Facility; Wachovia Bank)	3.86	5/7/06	4,215,000 a,b	4,215,000
U.S. Related--.9%				
Puerto Rico Commonwealth, TRAN (LOC: Bank of Nova Scotia, Banque Paribas, Citibank N.A., Dexia Credit Locale, Fortis Bank, Royal Bank of Canada and State Street Bank and Trust Co.)	4.46	7/28/06	4,000,000	4,012,061
Total Investments (cost $448,430,959)			**101.4%**	**448,430,959**
Liabilities, Less Cash and Receivables			**(1.4%)**	**(6,262,918)**
Net Assets			**100.0%**	**442,168,041**

a Securities payable on demand. Variable interest rate--subject to periodic change.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2006, these securities amounted to $119,160,000 or 26.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environment Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		